

Dr. Archita Manral · 3rd

 **GetJobzz**

Co-Founder at GetJobzz

Cleveland State Univ

Cleveland, Ohio, United States · 283 connections · **Contact info**

Experience



Co-Founder
GetJobzz · Part-time
Oct 2020 – Present · 1 mo
Oshkosh, Wisconsin, United States



Student Office Assistant
Cleveland State University · Part-time
Sep 2019 – Present · 1 yr 2 mos
Cleveland/Akron, Ohio Area

Quality Intern
KIIMS HOSPITAL · Apprenticeship
Jan 2019 – Mar 2019 · 3 mos
Hyderabad, Telangana, India



Quality Intern
CK Birla Hospital · Apprenticeship
May 2018 – Jul 2018 · 3 mos
Gurugram, Haryana, India

Done quality assessment project under Quality lead

Dental Surgeon

Uttaranchal Dental And Medical Research Institute · Internship

Sep 2014 – Aug 2015 · 1 yr

India

Education



Cleveland State University

MBA healthcare

2019 – 2022

Apollo Institute of Hospital Administration

master's degree in hospital management, Health/Health Care Administration/Management

2017 – 2019

Uttaranchal dental and medical research institute

bachelor of dental surgery, Dentistry

2010 – 2015

Skills & Endorsements

Microsoft Office

Microsoft Excel

Microsoft Word

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